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                                                                  EXHIBIT (a)(5)

                                                         [VAN KAMPEN FUNDS LOGO]
NEWS RELEASE       1 Parkview Plaza - P.O. Box 5555 - Oakbrook Terrace, Illinois
                                                  60181-5555 - www.vankampen.com
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NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

A Thomas Smith III                  or            Ian J. McPheron
800/225-2222                                      800/225-2222
Ext. 6784                                         Ext. 6845
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                       VAN KAMPEN PRIME RATE INCOME TRUST
                     BEGINS TENDER OFFER FOR COMMON SHARES

     CHICAGO (June 15, 2001) -- Van Kampen Prime Rate Income Trust, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van
Kampen"), announced today that it has commenced a tender offer for 101,722,523 of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The common shares are being tendered for cash at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Time, on July 13, 2001, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00
Midnight, Eastern Time, on July 13, 2001, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than five years.

     As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen Prime Rate Income Trust tender offer is being made only by the Offer to Purchase dated June 15, 2001 and the related Letter of Transmittal.
Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-341-2911.

     Van Kampen Prime Rate Income Trust is advised and distributed by subsidiaries of Van Kampen Investments Inc. Van Kampen is one of the nation's largest investment management companies, with more than $81 billion in assets under management or supervision, as of March 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. Headquartered in the Chicagoland area, Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD).

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For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright (C) 2001 Van Kampen Funds Inc. All Rights Reserved. 2998D01-QS-1Q01